

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

Mark Hanchett
Chief Executive Officer
Nxu, Inc.
1828 N Higley Rd., Suite 116
Mesa, Arizona 85205

>   **Re: Nxu, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 21, 2023**
>   **File No. 333-272793**

Dear Mark Hanchett:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Principal Products and Services, page 2

1. We note your revised disclosure that (i) you are in small-batch, pilot production of your battery cells and (ii) you plan to continue securing MOUs and LOIs for battery packs and will work to expand production output in order to capitalize on demand. Please quantify your short-term production capacity and quantify, at various funding levels, your planned production capacity as you ramp.

Nxu pickup truck..., page 47

2. We note your response to comment 2. With a view toward disclosure, please provide an update on the status of your Amended Collaboration Agreement, dated July 28, 2022.

Exhibits

3.   Please review your exhibit list to ensure the link for each exhibit is correct.

General

4.   We note your response to comment 6 that the company intends to file a Form 15 on June 26, 2023, however, it does not appear the company has filed a Form 15. Please advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing